FS.2.1

Exhibit FS.2.1
ATLANTA GAS LIGHT COMPANY
CONDENSED STATEMENTS OF INCOME
(Unaudited)

	Six Months Ended	Twelve Months Ended
	June 30, 2003	December 31, 2002
In millions, except per share amounts
Operating revenues	$249.9	$538.9
Cost of sales	25.8	89.1
Operating margin	224.1	449.8
Operating expenses
Operation and maintenance expenses	101.4	201.5
Depreciation and amortization	30.8	62.7
Taxes other than income	8.6	16.7
Total operating expenses	140.8	280.9
Operating income	83.3	168.9
Other income	0.3	1.6
Interest expense and dividends on preferred
securities	(18.2)	(40.0)
Earnings before income taxes	65.4	130.5
Income taxes	25.3	50.5
Income before cumulative effect of change in
accounting principle	40.1	80.0
Cumulative effect of change in accounting
principle, net of taxes	-	-
Net income	$40.1	$80.0

Certain amounts from prior periods have been
reclassified to conform to the presentation of the
current year.